September 10, 2012
Russell Mancuso, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0306

VIA FACSIMILE [703-813-6985] and U.S. Certified Mail

Re:	Utah Medical Products, Inc. (UTMD)
Registration Statement on Form S-3
Filed June 12, 2012
File No. 333-182078

Dear Mr. Mancuso:

Thank you for your review of Utah Medical Products, Inc.’s (UTMD’s) Registration Statement on Form S-3.  This is UTMD’s response to the SEC comment letter dated July 6, 2012, which will also be filed on EDGAR as private correspondence with the SEC.  For ease of reference, I have incorporated the SEC comments in italics followed by UTMD’s responses.

Form S-3 Facing Page

1.	Please revise the $2,000,000 shown in the “Total” row of your fee table to reflect the $102,000,000 disclosed in the prospectus.

UTMD response to Comment 1.

Amendment 1 to UTMD’s Form S-3 is being filed at approximately the same time as this correspondence.  The amended S-3 shows $102,000,000 in the fee table.

Information Incorporated by Reference, page 19

2.	We note the unresolved comments related to your Exchange Act filings. Please resolve all outstanding comments before the effective date of your registration statement.

UTMD Response to Comment 2:

There simply are not any unresolved outstanding SEC comments.  According to Kevin Vaughn, the only “unresolved” item from prior comment letters that has resulted in those letters not being closed is the SEC’s apparent belief that UTMD is required to acknowledge the Commission’s third “Tandy” representation, namely:  “(T)he company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

When asked in July for the rule that authorized the SEC to require UTMD to acknowledge this “Tandy” representation, Mr. Vaughn pointed to the SEC News Release 2004-89, which explains that the SEC would routinely request acknowledgement of the representation on 1933 and 1934 Act filings.  Given the absence of law or regulation authorizing the SEC to make this request a statutory requirement, we respectfully request that you acknowledge UTMD has resolved the prior comment letters.

3.
We note that you are incorporating by reference your Annual Report on Form 10-K for the year ended December 31, 2011.  We further note that the audit report contained on page 35 of that filing refers to the work of other auditors for the audits of the financial statements and internal control over financial reporting for Femcare Group Limited. Please amend the December 31, 2011 Form 10-K to include the separate report of the other accountant, as required by Rule 2-05 of Regulation S-X.

UTMD Response to Comment 3:

Amendment 1 to UTMD’s December 31, 2011 Form 10-K is being filed at approximately the same time as this correspondence.  The amended 10-K includes a separate report of The Norton Practice regarding their audits of Femcare Group Limited.

4.
Further to the above, please also revise this Form S-3 to include a consent from the other independent registered public accounting firm that audited the financial statements and the effectiveness of internal control over financial reporting of Femcare Group Limited.

UTMD Response to Comment 4:

Amendment 1 to UTMD’s Registration Statement on Form S-3 is being filed at approximately the same time as this correspondence.  The amended S-3 includes a consent from The Norton Practice.

Signatures, page II-6

5.         Please clarify below the second paragraph of text required on the Signatures page who signed your registration statement in the capacity of principal executive officer, principal financial officer, and principal accounting officer or controller.

UTMD Response to Comment 5:

Amendment 1 to UTMD’s Registration Statement on Form S-3 is being filed at approximately the same time as this correspondence.  The amended S-3 includes signatures from individuals in each of the required capacities.

Thank you for your review of the referenced disclosures.  I hope that the above responses are complete and to the satisfaction of the SEC.  If not, please give us the opportunity to augment the responses as required by law or regulation.

Sincerely,

/s/ Paul O. Richins
Paul O. Richins
Principal Financial Officer
Direct tele no. (801) 569-4200
Fax no. (801) 566-7305